UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number 000-26086
NOTIFICATION OF LATE FILING
(Check one):    ☐ Form 10-K           ☐ Form 20-F           ☐ Form 11-K           ☒ Form 10-Q           ☐ Form N-SAR           ☐ Form N-CSR
For Period Ended:      June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________
PART I — REGISTRANT INFORMATION
YARDVILLE NATIONAL BANCORP

Full name of registrant

Former name if applicable
2465 Kuser Road

Address of principal executive office (Street and number)
Hamilton, New Jersey 08690

City, state and zip code

PART II — RULE 12B-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant could not complete the preparation of its consolidated financial statements by the initial filing date without unreasonable effort or expense due, in part, to continuing discussions of the accounting treatment of certain employee benefit plans. The Registrant expects that it will be able to file its Quarterly Report on Form 10-Q by August 15, 2005.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Stephen F. Carman	609	585-5100

(Name)	(area code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

As disclosed in the Registrant’s Current Report on Form 8-K filed on July 26, 2005, the Registrant will report an increase in its net income for the three and six months ended June 30, 2005, as compared to the corresponding period for 2004. For the three and six months ended June 30, 2005, the Registrant’s net income increased to $5.6 million and $11.2 million, respectively, from the $4.5 million and $8.3 million earned in the same periods in 2004. Earnings per share on a diluted basis increased to $0.51 and $1.02 for the three and six months ended June 30, 2005, compared to $0.41 and $0.77 for the same periods in 2004.

YARDVILLE NATIONAL BANCORP

(Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2005	By:	Stephen F. Carman
Stephen F. Carman
Vice President, Treasurer, Principal Financial Officer and Principal Accounting Officer